United Technologies Corporation and Subsidiaries

Statement Re: Computation of Ratios

Exhibit 12

In Millions of Dollars	Full year
	2006	2005	2004	2003	2002
Fixed Charges:
Interest Expense	$606	$498	$363	$375	$381
Interest Capitalized	19	16	11	10	16
One-third of rents*	96	100	107	87	71

Total Fixed Charges	$721	$614	$481	$472	$468

Earnings:
Income before income taxes and minority interests	$5,492	$4,684	$3,938	$3,272	$3,090

Fixed Charges per above	721	614	481	472	468
Less: interest capitalized	(19)	(16)	(11)	(10)	(16)

	702	598	470	462	452

Amortization of interest capitalized	8	10	3	4	4

Total Earnings	$6,202	$5,292	$4,411	$3,738	$3,546

Ratio of Earnings to Fixed Charges	8.60	8.62	9.17	7.92	7.58

*	Reasonable approximation of the interest factor